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EXHIBIT 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES
(Amounts in millions of dollars)

	Actual	Proforma	Actual	Proforma
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	Year Ended Dec. 31, 1998
(Loss) Income Before Income Taxes, Equity in Net Earnings of Affiliates and Cumulative Effect of a Change in Accounting Principle	$(65.2)	$(42.8)	$(16.9)	$(7.2)	$(59.4)	$31.0	$(62.7)	$(152.9)
Less: Capitalized Interest	(0.7)	(0.9)	(1.3)	(1.6)	(2.1)	(1.3)	(1.4)	(1.4)
Add: Dividends From Non-Controlled Affiliates	0.7	0.7	0.6	0.6	0.7	5.1	4.5	7.0
Add: Fixed Charges	110.5	115.9	151.4	162.8	164.5	186.5	186.1	184.1

Earnings, As Defined	$45.3	$72.9	$133.8	$154.6	$103.7	$221.3	$126.5	$36.8

Fixed Charges:
Interest Expense, Net of Capitalized Interest	107.5	111.8	147.4	157.2	158.9	181.3	179.2	178.0
Capitalized Interest	0.7	0.9	1.3	1.6	2.1	1.3	1.4	1.4
One-Third Rental Expense	2.3	3.2	2.7	4.0	3.5	3.9	5.5	4.7

Total Fixed Charges	$110.5	$115.9	$151.4	$162.8	$164.5	$186.5	$186.1	$184.1

Earnings before Income Taxes and Fixed Charges	$(65.2)	$(43.0)	$(17.6)	$(8.2)	$(60.8)	$34.8	$(59.6)	$(147.3)

Ratio of Earnings to Fixed Charges	0.41	0.63	0.88	0.95	0.63	1.19	0.68	0.20

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  EXHIBIT 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES (Amounts in millions of dollars)